AB 3/17

*KH 3/16

RECEIVED MAR 01 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-
8- 68127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpine Securities USVI LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 Red Hook QTR #2 Suite A2-3
(No. and Street)

St Thomas	**Virgin Islands**	**00802**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Kim **(917) 658-9495**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020367

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Kim**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpine Securities USVI LLC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Vanessa Bellot, NOTARY PUBLIC
53-17A Smith Bay
St. Thomas, U.S.V.I. 00802
Commission Expires: JUNE 27, 2012
Commission Number: NP-071-08

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE SECURITIES USVI, LLC

Statement of Financial Condition

December 31, 2010

ALPINE SECURITIES USVI, LLC
December 31, 2010

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Members of
Alpine Securities USVI, LLC.
St. Thomas, Virgin Islands

We have audited the accompanying statement of assets, liabilities and members' equity of Alpine Securities USVI, LLC. (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Alpine Securities USVI, LLC. at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York

February 28, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

ALPINE SECURITIES USVI, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

December 31, 2010

ASSETS	
Cash and cash equivalents	$ 5,901,310
Due from clearing brokers	57,954,091
Securities owned, at market	54,069,481
Due from managing member	1,210,955
JBO investment	10,000
Equity method investment	13,767,335
Other investments	40,357,049
Other assets	40,063
Fixed assets, net of accumulated depreciation of $56,160	192,348
Prepaid expenses	18,918
TOTAL ASSETS	$ 173,521,550
LIABILITIES AND MEMBER'S EQUITY	
Payable to clearing broker	$ 67,714
Accounts payable and accrued expenses	60,022
Securities sold, not yet purchased, at market	43,726,104
TOTAL LIABILITIES	43,853,840
Member's Equity	129,667,710
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 173,521,550

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Alpine Securities USVI, LLC (the "Company") is a broker dealer registered with the Chicago Stock Exchange. It was founded on March 27, 2008 as an equity trading firm in the United States Virgin Islands, and currently a beneficiary of the territory's economic development program as administered by the Economic Development Commission. Alpine primarily exchanges in the proprietary trading of exchange-traded equity securities, equity options and currencies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010 the Company's clearing brokers held assets of $152,380,621 on behalf of the Company.

Additionally, cash balances at two financial institutions exceed the $250,000 insurable limit by $5,176,183 and $176,860. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities and futures transactions and the related income and expenses, and commission income and all related expenses are recorded on the books on a trade date basis.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of three to seven years. Software is depreciated over a useful life of five years. Depreciation is computed on a straight-line basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE MEASUREMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

NOTE 3- FAIR VALUE MEASUREMENTS (continued)

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2010.

Assets	Fair Value	Fair Value Hierarchy
Securities owned, at market	$54,069,481	Level 1
Other investments	40,357,049	Level 1
Liabilities		
Securities sold, not yet purchased	$43,726,104	Level 1

NOTE 4- INCOME TAXES

The Company is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of federal and state income taxes on the Company's earnings will be the responsibility of its members, rather than that of the Company.

NOTE 5- RECEIVABLE FROM CLEARING BROKERS

Amounts receivable from the Company's clearing organization at December 31, 2010, consist of the following:

	Receivable
Due from Goldman Sachs	$57,805,044
Due from Merrill Lynch BOA	149,047
Total	$57,954,091

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The SEC Uniform Net Capital Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $54,862,886 which was $54,762,886 in excess of its net capital requirement of $100,000. At December 31, 2010, the Company's percentage of aggregate indebtedness (as derived from Rule 15c3-1) to net capital was .001 to 1.

Subsequent to the filing of the unaudited Form X-17a-5 for the year ended December 31, 2010, the Company recorded $118,599 of income from its equity method investment (see Note 8) and $278,859 of trading income to adjust its amount due to partners (see Note 10). These adjustments did not materially impact the Company's net capital calculation.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company clears its securities and futures transactions through clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which its clearing broker may sustain from carrying these transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the transactions introduced by the Company.

NOTE 8 – EQUITY METHOD INVESTMENT

The Company is a limited partner in CSA Group, LLC and had an equity method investment balance of $13,767,335 as of December 31, 2010. During 2010, the Company recorded $118,599 in income from its equity method investment.

NOTE 9 – OTHER INVESTMENTS

The Company held the following other investments as of December 31, 2010 that are considered not readily convertible to cash for purposes of the net capital calculation:

Mortgage and asset backed securities	$11,960,301
Certificates of deposit	103,768
Municipal bonds	27,861,926
Accrued interest on certificates of deposit and bonds	431,054
Total other investments	$40,357,049

NOTE 10- RELATED PARTY TRANSACTIONS

As of December 31, 2010, the Company had an outstanding loan to the managing member of the Company for $1,210,955. The note bears interest at 1.25% compounding monthly and has no specific terms of repayment.

The Company shares office space leased by an affiliated party. As part of an on-going expense sharing agreement with the affiliated party, the Company is charged a variable amount per month for rent, supplies, back office services, compliance, and IT support.

NOTE 11- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.